                                                               DB DRAFT 170807v3
                                                     PRIVILEGED AND CONFIDENTIAL

                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

The AES Corporation                     )                     File No. 70-9779


            Certificate Pursuant to Rule 24 and Release No. 35-27363
              Under the Public Utility Holding Company Act of 1935


          On March 23, 2001, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27363 in File No. 70-9779 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of two years beginning March 31, 2001 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending September 30, 2003.


                                    Respectfully submitted,

                                    /s/ Earle H. O'Donnell
                                    ------------------------------
                                    Earle H. O'Donnell
                                    Andrew B. Young
                                    Hugh E. Hilliard

                                    Dewey Ballantine LLP
                                    1775 Pennsylvania Avenue, N.W.
                                    Washington, D.C. 20006
Dated: December 1, 2003

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                        QUARTER ENDED SEPTEMBER 30, 2003

ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Pro Rata Consolidated Statement of Operations of The AES Corporation for the 12 months ended September 30, 2003

2) Pro Rata Consolidated Balance Sheet of The AES Corporation at September 30, 2003

3) Statement of Consolidated Income of IPALCO for the 12 months ended September 30, 2003

4)   Statement of Income of IPL for the 12 months ended September 30, 2003

5)   Consolidated Balance Sheet of IPALCO at September 30, 2003

6)   Balance Sheet of IPL at September 30, 2003

THE AES CORPORATION
                      CONSOLIDATED STATEMENT OF OPERATIONS
                                (INCLUDES IPALCO)
                 FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2003
                                PRORATA BASIS(1)
                                   (UNAUDITED)

                                                                  TWELVE MONTHS
                                                                      ENDED
($ in millions)                                                     9/30/2003
--------------------------------------------------------------------------------
REVENUES:
Sales and services                                               $         7,814

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                 5,726
Selling, general and administrative expenses                                 145
                                                                 ---------------

TOTAL OPERATING COSTS AND EXPENSES                                         5,871
                                                                 ---------------

OPERATING INCOME                                                           1,943

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                     (1,681)
Other (expense) income, net                                                1,120
(Loss) gain on sale of assets and asset impairment expense                (2,097)
                                                                 ---------------

(LOSS) INCOME BEFORE INCOME TAXES                                           (715)

Income tax (benefit) expense                                                 462
                                                                 ---------------

(LOSS) INCOME FROM CONTINUING OPERATIONS                                  (1,177)

Loss from operations of discontinued components
  (net of income taxes)                                                   (1,545)
                                                                 ---------------

(LOSS) INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE               (2,722)

Cumulative effect of accounting change
(net of income taxes)                                                         (2)
                                                                 ---------------

NET (LOSS) INCOME                                                $        (2,724)
                                                                 ===============

----------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

                  PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
                                (INCLUDES IPALCO)
SEPTEMBER 30, 2003
($ in millions, unaudited)

ASSETS

CURRENT ASSETS
           Cash and cash equivalents                             $         1,477
           Restricted cash                                                   433
           Short-term investments                                            204
           Accounts receivable, net of reserves                            1,263
           Inventory                                                         399
           Receivable from affiliates                                         16
           Deferred income taxes - current                                   127
           Prepaid expenses                                                   85
           Other current assets                                              769
           Current assets of discontinued operations and
             businesses held for sale                                        141
                                                                 ---------------
           TOTAL CURRENT ASSETS                                            4,914

PROPERTY, PLANT AND EQUIPMENT
           Land                                                              754
           Electric generation and distribution assets                    20,883
           Accumulated depreciation and amortization                      (4,739)
           Construction in progress                                        2,048
                                                                 ---------------
           PROPERTY, PLANT AND EQUIPMENT, NET                             18,946

OTHER ASSETS
           Deferred financing costs, net                                     432
           Investments in and advances to affiliates                         675
           Debt service reserves and other deposits                          380
           Goodwill, net                                                   1,385
           Deferred income taxes - noncurrent                                999
           Long-term assets of discontinued operations and
             businesses held for sale                                        584
           Other assets                                                    2,100
                                                                 ---------------
           TOTAL OTHER ASSETS                                              6,555

           TOTAL                                                 $        30,415
                                                                 ===============

----------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

THE AES CORPORATION

                  PRO RATA BASIS(1) CONSOLIDATED BALANCE SHEET
                                (INCLUDES IPALCO)

SEPTEMBER 30, 2003
($ in millions, unaudited)

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                               $         1,148
  Accrued interest                                                           643
  Accrued and other liabilities                                            1,384
  Current liabilities of discontinued operations and
    businesses held for sale                                                  67
  Non-recourse debt - current portion                                      4,303
                                                                 ---------------

  TOTAL CURRENT LIABILITIES                                                7,545

LONG-TERM LIABILITIES
  Non-recourse debt                                                       10,045
  Recourse debt                                                            5,280
  Deferred income taxes                                                      838
  Pension liabilities                                                      1,275
  Long-term liabilities of discontinued operations and
    businesses held for sale                                                 354
  Other long-term liabilities                                              2,685
                                                                 ---------------
  TOTAL LONG-TERM LIABILITIES                                             20,477

  Minority interest                                                          897

  Company-obligated Convertible Mandatorily Redeemable
  Preferred Securities of Subsidiary Trusts Holding Solely
  Junior Subordinated Debentures of AES                                      809

STOCKHOLDERS' EQUITY
  Common stock                                                                 6
  Additional paid-in capital                                               5,710
  Accumulated deficit                                                       (659)
  Accumulated other comprehensive loss                                    (4,370)
                                                                 ---------------
  TOTAL STOCKHOLDERS' EQUITY                                                 687

  TOTAL                                                          $        30,415
                                                                 ===============

----------
(1) In accordance with the analysis used in the order requiring filing of this certificate, this table is calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the balance sheet of each AES subsidiary times AES' percentage ownership interest in such subsidiary.

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME
                                 (IN THOUSANDS)
                                   (UNAUDITED)

FOR TWELVE MONTHS ENDED SEPTEMBER 30, 2003

ELECTRIC UTILITY OPERATING REVENUES                              $       825,301

UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                                 177,389
    Other operating expenses                                             116,772
  Power purchased                                                         16,605
  Maintenance                                                             76,574
  Depreciation and amortization                                          123,050
  Taxes other than income taxes                                           28,165
  Income taxes - net                                                     106,104
                                                                 ---------------
    Total operating expenses                                             644,659
                                                                 ---------------
UTILITY OPERATING INCOME                                                 180,642
                                                                 ---------------

OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                      4,029
  Gain (loss) on sales of assets, net                                      1,081
  Other - net                                                             (4,503)
  Income tax benefit - net                                                26,815
                                                                 ---------------
    Total other income (deductions) - net                                 27,422
                                                                 ---------------

INCOME BEFORE INTEREST AND OTHER CHARGES                                 208,064
                                                                 ---------------

INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                             102,352
  Other interest                                                             572
  Allowance for borrowed funds used during construction                   (1,896)
  Amortization of redemption premiums and expense on debt - net            2,125
  Preferred dividends of subsidiary                                        3,213
                                                                 ---------------
    Total interest and other charges - net                               106,366
                                                                 ---------------

NET INCOME                                                       $       101,698
                                                                 ===============

                       INDIANAPOLIS POWER & LIGHT COMPANY
                               STATEMENT OF INCOME
                                 (IN THOUSANDS)
                                   (UNAUDITED)

For the Twelve Months Ended September 30, 2003

OPERATING REVENUES                                               $       825,301
                                                                 ---------------

OPERATING EXPENSES:
  Operation:
    Fuel                                                                 177,389
    Other                                                                116,772
  Power purchased                                                         16,605
  Maintenance                                                             76,574
  Depreciation and amortization                                          123,050
  Taxes other than income taxes                                           28,165
  Income taxes - net                                                     106,104
                                                                 ---------------
    Total operating expenses                                             644,659
                                                                 ---------------

OPERATING INCOME                                                         180,642
                                                                 ---------------

OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used during construction                      4,029
  Miscellaneous income and (deductions) - net                             (1,660)
  Gain on sale of asset                                                    2,343
  Income (taxes) applicable to other income and deductions                    81
                                                                 ---------------
    Total other income and (deductions) - net                              4,793

INCOME BEFORE INTEREST AND OTHER CHARGES                                 185,435
                                                                 ---------------

INTEREST AND OTHER CHARGES:
  Interest on long-term debt                                              41,393
  Other interest                                                             572
  Allowance for borrowed funds used during construction                   (1,896)
  Amortization of redemption premium and expense on debt - net             1,700
                                                                 ---------------
    Total interest and other charges - net                                41,769
                                                                 ---------------

NET INCOME                                                               143,666
                                                                 ---------------

PREFERRED DIVIDEND REQUIREMENTS                                            3,213
                                                                 ---------------

INCOME APPLICABLE TO COMMON STOCK                                $       140,453
                                                                 ===============

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

ASSETS                                                        SEPTEMBER 30, 2003
------                                                        ------------------
UTILITY PLANT:
  Utility plant in service                                    $        3,175,040
  Less accumulated depreciation                                        1,615,622
                                                              ------------------
    Utility plant in service - net                                     1,559,418
  Construction work in progress                                          143,012
  Property held for future use                                             7,708
                                                              ------------------
    Utility plant - net                                                1,710,138
                                                              ------------------
OTHER ASSETS:
  Nonutility property - at cost, less accumulated
    depreciation                                                           1,451
  Other investments                                                        9,411
                                                              ------------------
    Other assets - net                                                    10,862
                                                              ------------------
CURRENT ASSETS:
  Cash and cash equivalents                                               34,821
  Restricted cash                                                         21,905
  Accounts receivable and unbilled revenue (less allowance
    for doubtful accounts of $1,806)                                      41,539
  Fuel - at average cost                                                  28,441
  Materials and supplies - at average cost                                46,696
  Net income tax refunds receivable                                        3,006
  Prepayments and other current assets                                     7,604
                                                              ------------------
    Total current assets                                                 184,012
                                                              ------------------
DEFERRED DEBITS:
  Regulatory assets                                                      164,291
  Miscellaneous                                                           29,637
                                                              ------------------
    Total deferred debits                                                193,928
                                                              ------------------
         TOTAL                                                $        2,098,940
                                                              ==================

                    IPALCO ENTERPRISES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

CAPITALIZATION AND LIABILITIES                                SEPTEMBER 30, 2003
------------------------------                                ------------------
CAPITALIZATION:
  Common shareholders' deficit:
    Premium on 4% cumulative preferred stock                  $              649
    Paid in capital                                                           70
    Accumulated deficit                                                  (52,918)
    Accumulated other comprehensive loss                                 (51,546)
                                                              ------------------
      Total common shareholders' deficit                                (103,745)
  Cumulative preferred stock of subsidiary                                59,135
  Long-term debt (less current maturities and
    sinking fund requirements)                                         1,401,994
                                                              ------------------
      Total capitalization                                             1,357,384
                                                              ------------------
CURRENT LIABILITIES:
  Current maturities and sinking fund requirements                        80,294
  Accounts payable                                                        30,367
  Accrued expenses                                                        18,081
  Dividends payable                                                          880
  Accrued taxes                                                           28,893
  Accrued interest                                                        36,993
  Other current liabilities                                               12,915
                                                              ------------------
      Total current liabilities                                          208,423
                                                              ------------------
DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net                                390,984
  Unamortized investment tax credit                                       28,862
  Accrued postretirement benefits                                          5,917
  Accrued pension benefits                                               100,441
  Miscellaneous                                                            6,929
                                                              ------------------
      Total deferred credits and other long-term liabilities             533,133
                                                              ------------------

         TOTAL                                                $        2,098,940
                                                              ==================

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                              SEPTEMBER 30, 2003
                                                              ------------------
ASSETS

UTILITY PLANT:
  Utility plant in service                                    $        3,175,040
  Less accumulated depreciation                                        1,615,622
                                                              ------------------
    Utility plant in service - net                                     1,559,418
  Construction work in progress                                          143,012
  Property held for future use                                             7,708
                                                              ------------------
    Utility plant - net                                                1,710,138
                                                              ------------------
OTHER PROPERTY -
  At cost, less accumulated depreciation                                   4,963
                                                              ------------------
CURRENT ASSETS:
  Cash and cash equivalents                                               30,569
  Restricted cash                                                         21,905
  Accounts receivable and unbilled revenue (less allowances
    for doubtful accounts of $1,793)                                      40,584
  Receivable due from Parent                                                 959
  Fuel - at average cost                                                  28,441
  Materials and supplies - at average cost                                46,702
  Net income tax refunds receivable                                        2,505
  Prepayments and other current assets                                     7,643
                                                              ------------------
    Total current assets                                                 179,308
                                                              ------------------
DEFERRED DEBITS:
  Regulatory assets                                                      164,291
  Miscellaneous                                                           20,900
                                                              ------------------
    Total deferred debits                                                185,191
                                                              ------------------
         TOTAL                                                $        2,079,600
                                                              ==================

                       INDIANAPOLIS POWER & LIGHT COMPANY
                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                                   (UNAUDITED)

                                                              SEPTEMBER 30, 2003
                                                              ------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                                              $          324,537
    Premium and net gain on preferred stock                                2,642
    Retained earnings                                                    367,573
    Accumulated other comprehensive loss                                 (51,543)
                                                              ------------------
      Total common shareholders' equity                                  643,209
  Cumulative preferred stock                                              59,135
  Long-term debt (less current maturities
    and sinking fund requirements)                                       651,994
                                                              ------------------
      Total capitalization                                             1,354,338
                                                              ------------------
CURRENT LIABILITIES:
  Current maturities and sinking fund requirements                        79,994
  Accounts payable                                                        30,367
  Accrued expenses                                                        15,278
  Dividends payable                                                          805
  Accrued taxes                                                           38,053
  Accrued interest                                                        12,876
  Other current liabilities                                               13,991
                                                              ------------------
      Total current liabilities                                          191,364
                                                              ------------------
DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES:
  Accumulated deferred income taxes - net                                391,749
  Unamortized investment tax credit                                       28,862
  Accrued postretirement benefits                                          5,917
  Accrued pension benefits                                               100,441
  Miscellaneous                                                            6,929
                                                              ------------------
      Total deferred credits and other long-term liabilities             533,898
                                                              ------------------

         TOTAL                                                $        2,079,600
                                                              ==================

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                              IPL CONTRIBUTIONS TO
                     AES/IPALCO CONSOLIDATED HOLDING COMPANY
                        (PRO RATA CONSOLIDATION BASIS(1))
                                      ($MM)

                                  12 MOS. ENDED 9/30/02    12 MOS. ENDED 9/30/03
     ---------------------------------------------------------------------------
     GROSS REVENUES(2)                             9.38%                   10.56%
     IPL                                            810                      825
     IPALCO (excluding IPL)                           -                        -
     AES                                          7,830                    6,989
     AES/IPALCO                                   8,640                    7,814

     OPERATING INCOME                             13.37%                   14.77%
     IPL                                            299                      287
     IPALCO (excluding IPL)                           -                        0
     AES                                          1,938                    1,656
     AES/IPALCO                                   2,237                    1,943

     NET INCOME                                  (23.03%)                  (5.14%)
     IPL                                            161                      140
     IPALCO (excluding IPL)                         (29)                     (39)
     AES                                           (831)                  (2,825)
     AES/IPALCO                                    (699)                  (2,724)

     NET ASSETS                                    5.81%                    6.84%
     IPL                                          2,017                    2,080
     IPALCO (excluding IPL)                          26                       19
     AES                                         32,645                   28,316
     AES/IPALCO                                  34,688                   30,415

----------
(1) In accordance with the analysis used in the order requiring filing of this certificate, the AES line items in this table are calculated on a proportional consolidation basis whereby AES' subsidiaries are included by multiplying each applicable line item from the statement of operations or balance sheet, as applicable, of each AES subsidiary times AES' percentage ownership interest in such subsidiary. The numbers presented for AES in this table exclude CILCO, which AES sold during the first quarter of 2003.

(2) Gross business revenues (utility and non-utility) of IPALCO combined as a percentage of total gross business revenues (including IPALCO/IPL, utility and non-utility) of AES.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at September 30, 2003 (excluding IPALCO):

                                                                    AES        AES
                                                       CAPACITY   INTEREST    EQUITY    REGULATORY
  UNIT                                    COUNTRY        (MW)       (%)        (MW)       STATUS
                                          -------        ----       ---        ----       ------
  AES Deepwater                             USA             143        100        143       QF
  AES Beaver Valley                         USA             125        100        125       QF
  AES Placerita                             USA             120        100        120       QF
  AES Thames                                USA             181        100        181       QF
  AES Shady Point                           USA             320        100        320       QF
  AES Hawaii                                USA             189        100        189       QF
  AES Warrior Run                           USA             180        100        180       QF
  AES Somerset                              USA             675        100        675      EWG
  AES Cayuga                                USA             306        100        306      EWG
  AES Greenidge                             USA             161        100        161      EWG
  AES Westover                              USA             126        100        126      EWG
  AES Alamitos                              USA           2,123        100      2,123      EWG
  AES Redondo Beach                         USA           1,330        100      1,330      EWG
  AES Huntington Beach                      USA             904        100        904      EWG
  AES Hemphill                              USA              14         67          9       QF
  AES Mendota                               USA              25        100         25       QF
  AES Delano                                USA              50        100         50       QF
  AES Puerto Rico                           USA             454        100        454      FUCO
  AES Granite Ridge                         USA             720        100        720      EWG
  AES Ironwood                              USA             705        100        705      EWG
  AES Red Oak                               USA             832        100        832      EWG
  AES Whitefield  (sale pending)            USA              16        100         16       QF
  AES Wolf Hollow                           USA             730        100        730      EWG

  DOMESTIC SUBTOTAL:                                     10,429                10,424

                                                                    AES        AES
                                                       CAPACITY   INTEREST    EQUITY    REGULATORY
                                          COUNTRY        (MW)       (%)        (MW)       STATUS
                                          -------        ----       ---        ----       ------
UNIT

AES Kingston                               Canada           110         50         55      EWG
AES San Nicholas                         Argentina          650         88        572      EWG
AES Cabra Corral                         Argentina          102         98        100      FUCO
AES El Tunal                             Argentina           10         98         10      FUCO
AES Sarmiento                            Argentina           33         98         32      FUCO
AES Ullum                                Argentina           45         98         44      FUCO

AES Quebrada                             Argentina           45        100         45      FUCO
AES Alicura                              Argentina        1,040         99      1,030      FUCO
AES Bayano                                 Panama           236         49        116      FUCO
AES Panama                                 Panama            42         49         21      FUCO
AES Chiriqui - La Estrella                 Panama            42         49         21      FUCO
AES Chiriqui - Los Valles                  Panama            48         49         24      FUCO
AES Los Mina                             Dom. Rep.          210        100        210      EWG
AES Xiangci - Cili                         China             26         51         13      FUCO
Wuhu                                       China            250         25         63      FUCO
Chengdu Lotus City                         China             48         35         17      FUCO
AES Jiaozuo                                China            250         70        175      FUCO
AES Hefei                                  China            115         70         81      FUCO
AES Chongqing Nanchuan                     China             50         71         36      FUCO
Yangcheng                                  China          2,100         25        525      FUCO
AES Ekibastuz                            Kazakhstan       4,000        100      4,000      FUCO
AES Ust-Kamenogorsk GES                  Kazakhstan         350        100        350      FUCO
AES Shulbinsk GES                        Kazakhstan         330        100        330      FUCO
AES Ust-Kamenogorsk TETS                 Kazakhstan       1,464        100      1,464      FUCO
AES Sogrinsk TETS                        Kazakhstan         702        100        702      FUCO
Altai-Ust-Kamenogorsk Heat Nets          Kazakhstan         310       Mgmt          0      FUCO
OPGC                                       India            420         49        206      FUCO
AES Lal Pir                               Pakistan          351         90        316      FUCO
AES PakGen                                Pakistan          344         90        310      FUCO
AES Borsod                                Hungary           171        100        171      FUCO
AES Tisza II                              Hungary           860        100        860      FUCO
AES Tiszapalkonya                         Hungary           250        100        250      FUCO
AES Elsta                               Netherlands         405         50        203      FUCO
Medway  (Sale pending)                      U.K.            688         25        172      FUCO
AES Indian Queens                           U.K.            140        100        140      EWG
AES Kilroot                                 U.K.            520         97        504      FUCO
AES Uruguaiana                             Brazil           639        100        639      FUCO
AES Tiete (10 plants)                      Brazil         2,651         53      1,405      FUCO
AES EDC                                  Venezuela        2,316         87      2,015      FUCO
AES Merida III                             Mexico           497         55        273      FUCO
AES Ottana                                 Italy            140        100        140      FUCO
AES Mammonal                              Colombia           90         62         56      FUCO
AES Chivor                                Colombia        1,000         96        960      FUCO
AES Gener-Electrica de Santiago            Chile            379         89        337      FUCO
AES Gener-Energia Verde                    Chile             42         99         42      FUCO
AES Gener-Guacolda                         Chile            304         49        149      FUCO
AES Gener-Norgener                         Chile            277         99        274      FUCO
Itabo                                    Dom. Rep.          587         25        147      FUCO
AES Bohemia                              Czech Rep.          50        100         50      FUCO
AES SONEL                                 Cameroon          850         56        476      FUCO
Central Dique                            Argentina           68         34         23      FUCO
AES Termoandes                           Argentina          643         99        637      FUCO
AES Parana                               Argentina          845        100        845      FUCO
Ebute                                     Nigeria           290         95        276      FUCO
AES Gener - Cordillera                     Chile            245         99        243      FUCO
AES Gener - Costa                          Chile            512         99        507      FUCO
AES Haripur* (sale pending)              Bangladesh         360        100        360      FUCO
AES Meghnaghat* (sale pending)           Bangladesh         450        100        450      FUCO

AES Barka                                   Oman            427         85        363      FUCO
Ras Laffan                                 Qatar            413         55        229      FUCO

FOREIGN SUBTOTAL:                                        30,832                24,064

TOTAL - September 30, 2003                               41,261                34,488
Foreign Generation as a Percentage of
  Total:                                                     75%                   70%

* Currently in discontinued operations status.

IPALCO Generating Plants at September 30, 2003:

                                                                    AES        AES
                                                       CAPACITY   INTEREST    EQUITY    REGULATORY
                  UNIT                    COUNTRY        (MW)       (%)        (MW)       STATUS
  Petersburg                                USA           1,715        100      1,715      IURC
  H.T. Pritchard  (Eagle Valley)            USA             367        100        367      IURC
  E.W. Stout                                USA           1,116        100      1,116      IURC
  Georgetown                                USA              80        100         80      IURC

  TOTAL - September 30, 2003                              3,278                 3,278

Revenues from electric generation capacity - 12 months ended September 30, 2003 (millions of dollars):

          IPALCO                                                  578         13%
          AES (excluding IPALCO)                                3,768         87%
                                                             --------      -----
          Total                                                 4,346        100%

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by IPALCO and a 4,339 MW decrease in the amount of generation capacity owned by AES (excluding IPALCO) from 38,578 MW to 34,239 MW since March 31, 2003. There has been a 2% increase in the total revenues earned from the capacity owned by AES and IPALCO in the 12-month period ended September 30, 2003 compared with the 12-month period ended March 31, 2003. The percentage of the total revenues derived from the generation capacity owned by IPALCO has decreased from 14% to 13%.(1)

The countries in which AES' net generating capacity increased during the second and third quarters of 2003 are as follows: Oman, Qatar and the United States.

----------
(1) This evaluation excludes the electric generation assets and revenues of CILCO, which AES sold during the first quarter of 2003.

ITEM (4) PER EXEMPTION ORDER -  ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                                DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of September 30, 2003 (millions of dollars):

     IPALCO                                                 1,386
     Total AES (excluding IPALCO)                           5,014
                                                          -------
     Total                                                  6,400

Electric transmission and distribution and gas distribution revenues for 12 months ending September 30, 2003 (millions of dollars):

     IPALCO                                                   248
     Total AES (excluding IPALCO)                           3,219
                                                          -------
     Total                                                  3,467

IPALCO's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and IPALCO have increased since March 31, 2003. IPALCO's transmission and distribution assets have increased while the revenues derived from such assets have decreased since March 31, 2003. AES' transmission and distribution assets have increased and the revenues derived from such assets have decreased since March 31, 2003. IPALCO's percentage of the total transmission and distribution assets has decreased from 23% to 22%, and IPALCO's percentage of the total revenues from such assets has remained the same at 7%, for the 12-month period ending September 30, 2003 compared to the 12-month period ending March 31, 2003.(1)

----------
(1) This evaluation excludes the transmission and distribution assets and revenues of CILCO, which AES sold during the first quarter of 2003.

ITEM (5) PER EXEMPTION ORDER:

IPL has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the second and third quarters of 2003.

ITEM (6) PER EXEMPTION ORDER:

During the second and third quarters of 2003, no application has been made to the Indiana Utility Regulatory Commission ("IURC") that involves AES' ownership position or AES' oversight over the operations of IPL or IPALCO. The IURC issued an order on April 16, 2003 in which it clarified an order it issued on February 12, 2003. The February 12, 2003 order required IPL to file certain reports to the IURC before declaring or paying a dividend on IPL common stock and provided that IPL shall not pay such dividend until either the IURC approves the dividend or 20 days elapse without the initiation by the IURC of a proceeding to further explore the implications of such dividend. A copy of each of the February 12, 2003 and April 16, 2003 orders are attached to this certificate.

ITEM (7) PER EXEMPTION ORDER:

As previously reported, on January 31, 2003, AES announced completion of the sale of CILCORP, including CILCO, to Ameren Corporation after receiving all necessary regulatory approvals.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 1st day of December, 2003 by the undersigned thereunto duly authorized.

                                           The AES Corporation

                                           /s/ Ashley A. Meise
                                           ---------------------------
                                      By:  Ashley A. Meise
                                           Assistant General Counsel

                                STATE OF INDIANA

                      INDIANA UTILITY REGULATORY COMMISSION

PETITION OF INDIANAPOLIS POWER & LIGHT      )
COMPANY, AN INDIANA CORPORATION, FOR (1)    )
APPROVAL OF ITS 2003-2006 FINANCING         )
PROGRAM WHICH INCLUDES THE ISSUANCE OF      )
UP TO $380,650,000 IN AGGREGATE PRINCIPAL   )
AMOUNT OF (1A), FIXED OR VARIABLE RATE      )
SECURED OR UNSECURED LONG-TERM DEBT IN      )
AN AMOUNT NOT TO EXCEED $370,650,000 IN     )
AGGREGATE PRINCIPAL, AND (1B) CAPITAL       )
LEASE OBLIGATIONS NOT TO EXCEED             )
$10,000,000 IN AGGREGATE PRINCIPAL; (2) TO  )
EXECUTE AND DELIVER ONE OR MORE             )
SUPPLEMENTAL INDENTURES TO ITS              )
MORTGAGE AND DEED OF TRUST DATED AS OF      )
MAY 1, 1940 AS SUPPLEMENTED AND AMENDED,    )      CAUSE NO. 42292
FOR THE PURPOSE OF CREATING OR SECURING     )
EACH NEW SERIES OF FIRST MORTGAGE           )
BONDS; (3) TO EXECUTE LETTERS OF CREDIT     )
OR OTHER CREDIT FACILITIES DEEMED           )
APPROPRIATE BY PETITIONER TO PROVIDE        )
LIQUIDITY FOR ITS VARIABLE INTEREST RATE    )      APPROVED: FEB 12 2003
OBLIGATIONS AS PROPOSED TO BE ISSUED        )
HEREIN, THROUGHOUT THE LIFE OF THE          )
UNDERLYING OBLIGATION; (4) TO EXECUTE       )
AND DELIVER PROMISSORY NOTES AND OTHER      )
EVIDENCE OF INDEBTEDNESS RELATING TO        )
ISSUANCE OF LONG-TERM DEBT; (5) TO ENTER    )
INTO INTEREST RATE RISK MANAGEMENT          )
TRANSACTIONS IN CONNECTION WITH ITS         )
VARIABLE RATE OBLIGATIONS AS PROPOSED       )
TO BE ISSUED HEREIN, THROUGHOUT THE LIFE    )
OF THE UNDERLYING OBLIGATION(S); AND (6)    )
AUTHORITY TO APPLY THE NET CASH             )
PROCEEDS FROM THE SALE OF SUCH LONG-        )
TERM DEBT AFTER PAYMENT OF EXPENSES         )
INCURRED IN CONNECTION THEREWITH, TO        )
DISCHARGE, REFUND OR REPLACE CERTAIN        )
SERIES OF ITS FIRST MORTGAGE BONDS          )
OUTSTANDING AND TO REIMBURSE ITS            )
TREASURY, REPAY SHORT TERM BORROWINGS,      )
AND FINANCE ITS CONSTRUCTION PROGRAM.       )

BY THE COMMISSION:
DAVID ZIEGNER, COMMISSIONER
GREGORY S. COLTON, ADMINISTRATIVE LAW JUDGE

     On September 19, 2002, Indianapolis Power & Light Company, an Indiana corporation ("IPL" or "Petitioner"), filed its Verified Petition and supporting testimony in this Cause seeking an order by this Commission approving Petitioner's 2003-2006 financing program.

     Pursuant to notice of hearing duly given and published as required by law, proof of which was incorporated into the record by reference and placed in the official files of the Commission, a public hearing was held in this Cause at 10:00 a.m. on October 29, 2002, in Room E306 of the Indiana Government Center South, 302 West Washington Street, Indianapolis, Indiana. That hearing was continued to November 18, 2002, at which time Petitioner submitted testimony and other evidence in support of its petition and the Office of Utility Consumer Counselor ("OUCC") also presented evidence.

     Based upon the applicable law and the evidence herein, the Commission now finds as follows:

     1. NOTICE AND JURISDICTION. Due, legal and timely notice of the time and place of the public hearing conducted by the Commission in this Cause was given and published as required by law. Petitioner is a "public utility" as defined in Ind. Code Section 8-1-2-1 and is subject to the jurisdiction of the Commission in the manner and to the extent provided by the laws of the State of Indiana including, among other things, with respect to the issuance and sale of securities. This Commission has jurisdiction over Petitioner and the subject matter of this proceeding.

     2. PETITIONER'S CHARACTERISTICS. IPL is an Indiana corporation with its principal office and place of business at One Monument Circle, Indianapolis, Indiana. It furnishes electric services to the public and is subject to regulation by the Commission under the laws of the State of Indiana. IPL renders retail electric utility service to approximately 450,000 retail customers located principally in and near the City of Indianapolis, Indiana, and in portions of the following Indiana counties: Boone, Hamilton, Hancock, Hendricks, Johnson, Marion, Morgan, Owen, Putnam and Shelby Counties. IPL owns, operates, manages and controls electric generating, transmission and distribution plant, property and equipment and related facilities, which are used and useful for the convenience of the public in the production, transmission, delivery and furnishing of such utility service.

     3. PROPOSED FINANCING. Petitioner seeks Commission approval of a program (the "Financing Program") that would permit Petitioner from time to time, over a multi-year period to issue a maximum aggregate indebtedness of $380,650,000 (collectively, "New Debt") that Petitioner anticipates will be comprised of:

     (a)  $160,000,000 increase in indebtedness ("New Bonds");

     (b) $210,650,000 issued to retire, refund, or redeem four debt issues currently outstanding ("Lawful Refundings");

     (c)  $10,000,000 in Capital Leases ("Lease[s]")

     The proceeds from Petitioner's New Bonds shall be used to pay, in part, for [a] the costs associated with Petitioner's construction program during the period governed by this Petition;

and [b] to reimburse Petitioner's Treasury for funds previously expended to install the new combustion turbine at Petitioner's Harding Street plant.(1) Proceeds from Petitioner's Lawful Refundings shall be used to refund securities that [A] mature within the next four years ("Maturing Series"), or [B] are callable within the next four years (Redemption Series") as given in Table (1).

                                    Table (1)

                                                Balance
                                              Outstanding
           Description                          (000's)      Redemption Price
Maturing Series
6.05% 39th  Supplemental First Mortgage       $    80,000    100%
Bond due 02/01/2004 - taxable
8.00% 34th  Supplemental First Mortgage            58,800    100%
Bond due 10/15/2006 - taxable

Redemption Series
6.10% 36th  Supplemental First Mortgage            41,850    102% - 2003
Bond due 01/01/2016 - tax-exempt                             101% - 2004

5.50% 38th  Supplemental First Mortgage            30,000    102% - 2004
Bond due 10/01/2023 - tax-exempt                             101% - 2005

Total Lawful Refundings                       $   210,650

     The maximum fixed rate on the issuance of New Debt shall not exceed those generally obtainable at the time of pricing or repricing of such New Debt for securities having the same or reasonably similar maturities and having reasonably similar terms, conditions, and features issued by utilities of the same or reasonably comparable credit quality. However, the maximum fixed rate on the reissuance of the Redemption Series of such Lawful Refundings as given in Table (1) shall be less than the economic break-even rate that allows the net present value of the such indebtedness, including all redemption premiums and issuance expenses, to equal the net present value of the existing Redemption Series, considering the remaining life of such securities.

     Petitioner's witness Connie R. Horwitz, Treasurer of IPL, testified regarding the Financing Program. Ms. Horwitz stated that the most significant item included in Petitioner's proposed construction program are costs associated with Petitioner's plan to reliably and economically achieve compliance with required reductions in nitrogen oxide ("NOx") emissions at its generating stations. As demonstrated in Petitioner's evidence in Cause No. 42170, Petitioner expects to make capital expenditures of approximately $260 million to achieve compliance with these new environmental regulations. Ms. Horwitz testified that IPL currently estimates that it will raise a total of $160 million in New Debt to [a] fund a part of its NOx

----------
(1) Petitioner received Commission authorization for the Harding Street Combustion Turbine in December, 2001, and the Turbine was placed in-service in May, 2002.

construction, [b] reimburse Petitioner's treasury for funds already expended for installation of the Harding Street combustion turbine as previously authorized by this Commission and subsequently placed in service in May, 2002, and [c] fund its other ongoing capital projects.

     4. PURPOSE OF THE FINANCING. Petitioner proposes, subject to Commission approval, to issue the securities to provide funds to acquire property, material or working capital; to construct, complete, extend and/or improve its facilities, plant and distribution system; to improve its service; to discharge, lawfully refund or refinance its obligations, including the possible redemption of debt; to repay any short-term indebtedness incurred by Petitioner for such purposes; or for other general corporate purposes.

     Long-term debt issued pursuant to the proposed financing program will be made for maturities not to exceed 40 years at fixed or variable market interest rates. The long-term debt may be in the form of promissory notes or other unsecured evidences of indebtedness or secured debt issued pursuant to the Mortgage. Debt issued pursuant to the Mortgage will be in the form of Mortgage Bonds issued in accordance with one or more Supplemental Indentures to the Mortgage creating new series of Mortgage Bonds and specifying the terms thereof.

     5. PROPOSED CAPITAL LEASE OBLIGATIONS. Petitioner also seeks Commission approval to enter into, from time to time, over a period ending December 31, 2006, up to $10,000,000 million principal amount of Lease obligations for a term not to exceed ten years. Ms. Horwitz testified that IPL proposes to utilize Leases to acquire property and equipment in order to optimize the cost of financing commensurate with the underlying asset's expected life. Ms. Horwitz testified that assets purchased could be in the form of, but not limited to, buildings, transformers, computers, software, telecommunications equipment, and fleet vehicles. The Leases will have structures and terms similar to other forms of debt financing, but with the potential, in certain instances, to lower the overall cost associated with financing property and equipment acquisitions. The amount financed under such Leases, excluding transaction costs, is not expected to be more than the net capitalized cost of the appraised value of the underlying property or equipment, in conformity with accounting principles generally accepted in the United States of America. The term of a lease is also structured so as not to exceed the useful life of the asset financed. Ms. Horwitz opined that at lease expiration, Petitioner will have several available options. These options include the ability to renew the lease at a price and term mutually agreeable to Petitioner and the lessor, to terminate the lease, or to purchase the equipment.

     6. PROPOSED INTEREST RATE RISK MANAGEMENT TRANSACTIONS. Petitioner also seeks authority to enter into interest rate risk management transactions for variable interest rate obligations issued as part of the Proposed Financing. Petitioner seeks authority to enter into any such interest rate risk management transactions throughout the life of any Notes in order to mitigate the interest rate risk associated with such securities. Such interest rate risk management transactions would include, but not be limited to, interest rate swaps, caps, floors, collars, forwards, and forward starting swaps. Petitioner proposes to enter into such interest rate risk management transactions with terms and characteristics as shall be fixed and determined by Petitioner's Board of Directors.

     The main concept behind interest rate risk management transactions from the Petitioner's perspective is to establish an effective ceiling rate for floating-rate debt for a specified period of time. In order to assure a maximum ceiling interest rate, Petitioner would pay a premium, much like an insurance policy, for this protection.

     Ms. Horwitz opined that since market opportunities for interest rate risk management transactions are transitory, Petitioner must be able to execute swap, cap, collar, forward and/or forward starting swap transactions when the opportunity arises to obtain the most competitive pricing. Thus, Petitioner seeks approval to enter into any or all such transactions in connection with the new Unsecured Notes during the entire term of the underlying obligations.

     Ms. Horwitz stated that for book purposes, Petitioner proposes to account for all payments or receipts involving such transactions, including administrative costs, as a decrease or increase in interest expense. For ratemaking purposes, Petitioner contemplates reflecting the net effect of such transactions in its embedded debt cost. This accounting treatment is consistent with the Commission's determination in Petitioner's latest financing petition, Cause No. 41439.

     7. PETITIONER'S CAPITALIZATION AND BALANCE SHEET. A Balance Sheet of Petitioner as of June 30, 2002, and an Income Statement of Petitioner for the twelve months ended June 30, 2002, were provided to the Commission. Ms. Horwitz testified that the original cost net utility plant exceeds the total capitalization of Petitioner. This Commission has repeatedly recognized that due to historic inflation and other factors, Petitioner's fair value of its net utility plant would exceed its net original cost, and thus, once Petitioner completes the financing transactions contemplated herein, Petitioner's total capitalization will not exceed the fair value of Petitioner's net utility plant.

     As of June 30, 2002, the capitalization of Petitioner amounted to $1,402,824,000, and consisted of long-term debt in the amount of $621,964,000 (excluding unamortized discount of $686,000 and current maturities in the amount of $-0-); cumulative preferred stock in the amount of $59,135,000; and common equity in the amount of $721,725,000. All of the outstanding bonds, preferred stock and common stock have been duly authorized by Orders of this Commission.

     At June 30, 2002, the long-term debt of Petitioner was represented by twelve series of First Mortgage Bonds and two unsecured notes. The outstanding First Mortgage Bonds have been issued under and pursuant to a Mortgage and Deed of Trust dated as of May 1, 1940, as supplemented and modified by supplemental indentures (hereinafter collectively referred to as the "Mortgage"). At June 30, 2002, the First Mortgage Bonds and the two unsecured notes constitute the only long-term debt of Petitioner.(2) Petitioner had no other outstanding indebtedness except current liabilities.

     At June 30, 2002, the issued and outstanding capital stock was comprised of five separate issues of Cumulative Preferred stock totaling 591,535 shares with a par value of $100 per share, 17,206,630 shares of Common Stock without par value, and Retained Earnings of an undisclosed amount.

----------
(2) Additional off-balance sheet indebtedness of Petitioner includes the $50 million Asset Securitization of Petitioner's accounts receivable in 1996. Petitioner expenses interest incurred therefrom as an operating expense in accordance with SFAS140.

     8. THE OUCC'S POSITION. OUCC witness Russell J. Robertson testified that the OUCC is not asking that IPL's financing petition be denied. IPL is required to install NOx equipment to meet certain EPA requirements and Mr. Robertson agreed that financing is an appropriate means to accomplish that installation. In addition, Mr. Robertson agreed that IPL should be given the opportunity to renegotiate certain indebtedness if such action can benefit ratepayers as well.

     Mr. Robertson did however express concern that Petitioner's financing request may be impacted by the financial condition of AES and IPALCO. Mr. Robertson testified that IPL's parent company, IPALCO, was purchased by AES in March 2001. Mr. Robertson opined that "[s]ince that time, AES has experienced significant financial pressure in the market which has been well documented in the press." Mr. Robertson went on to testify "the OUCC believes that the financial troubles of IPL's parent companies may lead to cash outflows from IPL (through e.g. dividends or loans) that might result in insufficient cash to provide reasonably adequate service or result in an inappropriate debt to equity ratio."

     In support of its concerns, the OUCC during cross-examination extracted admissions from Ms. Horwitz that IPL's credit rating has fallen significantly due to financial troubles at IPL's parent company. She conceded that one reason Petitioner's credit rating fell may have been due to the investment community's concern that IPL's parent companies might extract cash from IPL in an amount that would jeopardize IPL's current financial position. Ms. Horwitz agreed that IPL should not be able to send cash to its parent company to the extent that its debt equals 100% of its capital structure. Although she agreed that some amount of dividend payment might be too excessive, she contended that IPL management should make this decision and the Commission should not interfere.

     The OUCC recommended that the Commission prohibit IPL from providing loans to AES or IPALCO without prior Commission approval. In addition, Mr. Robertson recommended that IPL should not be allowed to pay dividends to its parent companies in an amount greater than its earnings.

     The Petitioner charged that the proposed restriction limiting dividends to "earnings" is nebulous given the many possible interpretations of that term. The OUCC countered that, to allow for variations in earnings by quarter, the Commission might limit IPL dividends so that the total dividends paid in the preceding twelve-month period (including the proposed dividend) not exceed IPL's earnings for the most recent four quarters. To ensure that this restriction not unreasonably prevent the withdrawal of equity from the company, the OUCC proposed that IPL be permitted to come to the Commission at any time to request that these restrictions be relaxed. In such proceedings, the OUCC suggested that the burden should fall on IPL to show that either the parent company's financial difficulties no longer pose a risk of substantial cash withdrawals from the company or that withdrawals of equity can be made without unreasonable affecting IPL's quality of service.

     9. PETITIONER'S REBUTTAL. Petitioner submitted the rebuttal testimony of Connie R. Horwitz, the Treasurer of IPL. Ms. Horwitz commented that there is no factual basis to support Mr. Robertson's recommendation that "IPL, as a condition of approval in this case, be prohibited from providing to AES or IPALCO loans without prior Commission approval." Ms. Horwitz noted that there is no allegation that IPL has previously loaned money to either AES or IPALCO. She stated that in an effort to resolve the matter, however, IPL would be willing to comply with this recommendation during the period of this financing authority.

     Ms. Horwitz stated that Mr. Robertson's recommendation that "IPL should not be allowed to pay dividends to its parent companies in an amount greater than its earnings" causes IPL concern. She stated that the OUCC's proposal attempts to constrict the day-to-day operations of IPL. She stated her belief that the Commission may not or should not impose the OUCC's own idea of fiscal corporate policy under the guise of the Commission's financing approval function. Ms. Horwitz noted that the OUCC had not articulated any concern regarding IPL's prior or current dividend policy, nor had it accused IPL's management of any abuse or harm to consumers. She continued that there is no factual justification presented in the OUCC's testimony to support this recommendation. Ms. Horwitz further noted that the OUCC's proposal is nebulous. She stated that "earnings" is undefined in the OUCC's proposal. She stated that if the term "earnings" means cumulative retained earnings, which is the only rational definition, given the volatility of monthly, quarterly or annual measures of profit, and since material changes in cumulative retained earnings have the greatest effect on debt-equity ratios, the proposed financing restriction is unnecessary. IPL's current Mortgage and Deed of Trust provides that its dividends will not exceed its cumulative retained earnings. Ms. Horwitz opined that it is possible that the condition's vagueness, uniqueness and its restriction of management discretion would create uncertainty in the minds of potential bond purchasers and bond rating agencies, which could negatively affect the marketing of the bonds. She continued that another concern with the OUCC's proposal is that there is no time limit articulated regarding the OUCC's proposal. Ms. Horwitz testified that IPL is willing to provide to the Commission on a yearly basis, for the term of this financing authority, a report of its capital expenditures. She stated that this will assure the Commission that IPL's capital expenditures exceed its additional long-term borrowings. She stated that IPL would commit to place its proceeds from any new long-term borrowings into a restricted account, which would only be utilized to pay for its capital expenditures. This is a restriction rationally related to a financing proceeding, unlike the OUCC's proposed broad restriction on IPL's dividend policy. She concluded with IPL's assurance that it will comply with all conditions of its Mortgage and Deed of Trust.

     Ms. Horwitz was cross-examined by the OUCC. On re-direct, Ms. Horwitz further explained IPL's current bond ratings. She stated that IPL's debt had been down-graded by Standard & Poor's ("S&P") because of a "notching" rule that S&P utilizes, but that IPL's bond ratings by other investment analysts remained strong. She further explained that one of the reasons that IPL has maintained its level of bond rating is that various safeguards are in place, which the investment community views as protections. For example, Ms. Horwitz explained that in addition to the constraint on dividend pay-outs present in IPL's First Mortgage Bonds, there is also an interest rate coverage ratio and a debt-to-capital ratio that must be maintained at the IPALCO level. Ms. Horwitz was asked to submit, as a late-filed exhibit, copies of documents provided to S&P, which explain the presence of "ring fencing." In response to this request, on November 20, 2002, IPL asked the Commission to take administrative notice of IPALCO's Amended Articles of Incorporation and Bylaws. In addition, IPL filed a copy of a "Separateness Agreement," which articulates the independence of IPALCO and AES. No party opposed IPL's requests for Administrative Notice, and the Commission now grants the requests.

     10. FINDINGS AND CONCLUSIONS. The provisions of the Indiana Code that govern utility financings include I.C. 8-1-2-76 through 80 and I.C. 8-1-4-1. Of particular interest to the Commission in this case are the criteria set forth in 1.C. 8-1-2-79(a) which include the following:

     For the purpose of enabling it to determine whether the proposed issue is in the public interest, in accordance with laws touching the issuance of securities by public utilities, and reasonably necessary in the operation and management of the business of the utility in order that the utility may provide adequate service and facilities, the commission also may consider the total outstanding capitalization of the utility, including the proposed issue, in relation to the total value of or investment in the property of the utility, including the property to be acquired by the proposed issue, as shown by the balance sheet, accounts, or reports of the utility, the records of the commission, or other evidence, and the character and proportionate amount of each kind of security, including the proposed issue, and the unamortized discount suffered by the utility in the sale of the outstanding securities.

     (a) REQUESTED FINANCING AUTHORITY. The Commission determines that the proposed Financing Program outlined herein, including all steps contemplated by the Financing Program, is advantageous and necessary, in the public interest and in the best interest of Petitioner and its customers.

     Based on the evidence presented, the Commission finds that the long-term debt which Petitioner will have outstanding pursuant to the Financing Program will bear a reasonable proportion (50.2%) to Petitioner's total capitalization and will be reasonable in aggregate amount, with due consideration given to the nature of Petitioner's business, Petitioner's credit, future prospects and earnings and the effect which the issuance of such securities may have on the management and efficient operations of Petitioner. We further find that Petitioner's total outstanding capitalization, when adjusted for the Financing Program, and the application of the proceeds therefrom, will be reasonable in relation to the total value of Petitioner's property and will not be in excess of the fair value of Petitioner's property used and useful for the convenience of the public.

     The Commission finds that the issuance of long-term debt pursuant to the Financing Program is reasonably necessary for the purposes for which such securities may be authorized by the Commission and is in accordance with the provisions of the laws of the State of Indiana relating to the issuance of securities by public utilities. Therefore, the Commission finds that the Financing Program (which includes the issuance of New Bonds, the Lawful Refundings, the use of Leases, and the use of Interest Rate Risk Management Transactions) should be approved and authorized by the Commission, and a Certificate of Authority should be issued to Petitioner accordingly, subject to the condition set forth below.

     The Petitioner made a number of offers to protect IPL customers' interests from the dangers that are of concern to the OUCC. First, IPL offered to make no loans to any parent without prior Commission approval during the period of this financing authority. Second, IPL expressed a willingness to provide to the Commission on a yearly basis, for the term of this financing authority, a report of its capital expenditures to assure the Commission that IPL's capital expenditures exceed its additional long-term borrowings. Third, IPL offered to place its proceeds from any new long-term borrowings into a restricted account, which will only be utilized to pay for its capital expenditures. Fourth and last, IPL represented that it will not make any dividend payments to its common shareholders that would result in its Leveraged Ratio exceeding 0.67:1.(3) The Commission finds that Petitioner's offers should all be accepted and that Petitioner should therefore be required to honor those commitments.

     (b) RESTRICTION ON DIVIDENDS. Out of a concern that IPL may have to make substantial dividend distributions to its ultimate parent, AES, a company whose declining stock price and bond rating has raised concerns, the OUCC has suggested that the Commission restrict IPL's ability to pay out "earnings." The Commission believes there is merit to this suggestion.

     As a regulatory agency charged with overseeing utilities, the Commission is attuned to factors that affect all utilities in general and individual utilities as well. With regard to IPL and its ultimate parent AES, the Commission is aware of considerable media attention to the recent financial difficulties of AES.(4) To ignore such reports would be a dereliction of our responsibility to exercise our statutory authority in an informed manner. In the case at hand, the OUCC's witness Mr. Robertson testified that IPL's ultimate parent, AES, has experienced significant financial pressure in the market, and that the financial troubles with IPL's parent companies may lead to cash outflows from IPL that might result in insufficient cash to provide reasonably adequate service, or result in an inappropriate debt to equity ratio. IPL's witness Ms. Horwitz testified that "IPL's credit rating was dropped by the Standard & Poor's rating agency solely because of a practice that Standard & Poor's has on linking a subsidiary to a much lower rated parent." She further conceded that implicit in the rating drop is a concern by the investment community that IPL's parent companies might extract cash from IPL in an amount that would leave IPL in a difficult situation. The evidence presented supports a finding, and we find, that the poor financial condition of AES has created a situation that could endanger the financial health of IPL.

     At this time, IPL has a reasonable capital structure, and based on a snapshot of IPL's financial condition, the Commission has approved IPL's financing request. However, faced with an ultimate parent, AES, that is in financial distress, there is a risk that IPL may need to surrender dividends in such an amount that a factor critical to the Commission's approval of a financing request - the utility's capital structure - could be substantially changed. If the flow of cash dividends from IPL to its unregulated parent companies were unrestricted, such cash flows could lower the amount of equity retained in IPL to a level that the additional debt financing proposed herein might become imprudent. In addition, as a company increases the percentage of

----------
(3) Our acceptance of IPL's offer to limit its Leveraged Ratio to 0.67:1 should not be construed as an indication that the Commission believes such a capital structure is reasonable. Moreover, we do not believe this is a significant concession on IPL's part. The evidence appears to indicate that IPL could distribute almost all of its retained earnings to its parent without running afoul of this concession. In addition, we note that such a requirement already limits transfers from IPALCO to AES. See, Section 9.4 of Article IX of IPALCO's Second Amended and Restated Articles of Incorporation.

(4) See article by Gargi Chakrabarty, November 12, 2002, Indianapolis Star. Also see Staff and News Service Report, January 28, 2003, Indianapolis Star.

debt in its capital structure, both its cost of equity and its cost of debt increase - a burden that eventually would fall on ratepayers.

     IPL pointed to a number of safeguards that exist to protect its financial health and to ensure its independence from its parent IPALCO and IPALCO's parent, AES. However, the Commission has concerns that the operation of those safeguards may not preserve what is presently a sound financial condition. While the effects of some safeguards (e.g., the Mortgage Indenture) can be ascertained because they relate to objective financial criteria, the level of protection afforded by those safeguards may not be sufficient to protect the public interest.(5) The operation of other safeguards, like "ring fencing," leaves critical decisions to the IPL and IPALCO Boards of Directors. For example,
Article VII, Section 6 of IPL's By-laws states, "The Corporation shall at all times ensure that its capitalization is adequate in light of its business and purpose." The Commission does not believe it is appropriate to leave the decision on "adequate capitalization" solely to the IPL and IPALCO Boards of Directors, in light of our experience with declining service quality shortly after IPALCO was acquired by AES.(6) The judgments of the IPL and IPALCO Boards of Directors are guided only by a fiduciary duty to their respective corporations. The Commission's duty to protect the public interest requires that it look beyond the interests of any single constituency, so that a proper balance can be found between a diversity of interests. Finally, with regard to "ring fencing," it appears that some of the "ring fencing" provisions erected to give IPL and IPALCO independence from their respective corporate parents can be undone.(7)

     Petitioner objects that the Commission lacks authority to control the dividend policy of a utility. To the contrary, we note that I.C. 8-1-2-80 states, "The commission shall have such power to impose such conditions upon a public utility in issuing securities as it may deem reasonable." In the case at hand, where the unregulated ultimate parent of a major Indiana utility is in financial distress, it is appropriate for the Commission to assert this authority. Under the circumstances presented, the Commission finds the restrictions approved below to be "reasonable," within the meaning of I.C. 8-1-2-80.

     The OUCC proposed that the Commission restrict Petitioner's dividends so that the total dividends paid in the preceding twelve months (including the proposed dividend) do not exceed Petitioner's "earnings" for the most recent four quarters. IPL claimed that the meaning of the term "earnings" is nebulous. The Commission is likewise unclear about how to describe the restriction that should be implemented. In the interest of avoiding a protracted hearing on this issue, which would hinder IPL's ability to make timely distributions, the Commission finds that IPL, before declaring or paying any dividend, should file with the Commission a report detailing (1) the amount of the proposed distribution, (2) the amount of dividends distributed during the

----------
(5) For example, IPL's Mortgage Indenture provides that IPL's dividends shall not exceed its cumulative retained earnings. Thus, the Mortgage Indenture would allow IPL to distribute approximately $350 million that now resides in that account, or nearly half of Petitioner's total current equity of $780 million.

(6) See the Commission's Orders in Cause No. 41962 investigating service quality problems of IPL.

(7) For example, Article IX of IPL's Amended and Restated By-laws permits the shareholders (i.e., IPALCO) to repeal the Separateness provisions found in
Article VII. Likewise, Article X of IPALCO's Second Amended and Restated Articles of Incorporation appears to permit the repeal of the limitations on dividends found at Section 9.4 of Article IX.

prior twelve months, (3) an income statement for the same twelve-month period,
(4) the most recent balance sheet, and (5) IPL's capitalization as of the close of the preceding month, as well as a pro forma capitalization giving effect to the proposed dividend, with sufficient detail to indicate the amount of unappropriated retained earnings. If within twenty (20) calendar days the Commission does not initiate a proceeding to further explore the implications of the proposed dividend, the proposed dividend should be deemed approved. The Commission finds the preceding approval process should continue in effect during the term of this financing authority, which expires December 31, 2006.

     IT IS THEREFORE ORDERED BY THE INDIANA UTILITY REGULATORY COMMISSION THAT:

     1. Petitioner be, and hereby is, authorized to carry out and consummate the Financing Program described in the Petition filed in this Cause and by the testimony, exhibits and evidence introduced at the hearing in this Cause, subject to the condition set forth in Ordering Paragraph No. 5 below. In particular, Petitioner is authorized over the period ending December 31, 2006 to issue $380,650,000 (collectively, "New Debt") that Petitioner anticipates will be comprised of:

     (a)  $160,000,000 increase in indebtedness ("New Bonds")

     (b) $210,650,000 issued to retire, refund, or redeem four debt issues currently outstanding ("Lawful Refundings")

     (c)  $10,000,000 in Capital Leases ("Lease[s]")

     2. There shall be, and hereby is issued to Petitioner, a Certificate of Authority for the issuance of securities, upon the terms and conditions, of the character, for the consideration, in the manner, and for the purposes, set forth in this Order, including:

     (a) authority to issue from time to time over the period ending December 31, 2006 up to $370,650,000 in aggregate principal amount of fixed or variable rate secured or unsecured long-term debt in amount on terms consistent with the evidence submitted herein;

     (b) authority to execute capital lease agreements not to exceed $10,000,000 on terms consistent with the evidence submitted herein;

     (c) authority to the extent long-term debt issued pursuant to this authority is secured, to execute and deliver Supplemental Indentures supplementing and amending the Mortgage in order to create new series of Mortgage Bonds and to specify the characteristics thereof in accordance with the term and provisions of the Mortgage;

     (d) authority to execute and deliver promissory notes and other evidence of indebtedness relating to such long-term debt;

     (e) authority to execute letters of credit or other credit facilities on terms consistent with the evidence submitted herein;

     (f) authority to execute Interest Rate Risk Management transactions on terms consistent with the evidence submitted herein;

     (g) authority to use and apply the cash proceeds arising from the issue and issuance of the long-term debt and/or capital lease obligations for the purposes set forth in the Petition.

     3. Within thirty (30) days after each use of the authority granted herein, Petitioner shall submit a report to the Commission with a copy of the OUCC summarizing the results of the financing. The report shall include, at a minimum, the purpose of the financing, the type of financing and a description of the terms of the financing including the calculation of the effective interest rate and resulting capital structure.

     4. The authority granted in this Order shall expire on December 31, 2006 to the extent it has not been utilized by that date.

     5. Petitioner shall comply with the four commitments set forth in Finding Paragraph No. 10(a).

     6. Petitioner shall comply with the findings set forth in Finding Paragraph No. 10(b) relating to dividends.

     7.   This Order shall be effective on and after the date of its approval.

MCCARTY, HADLEY, LANDIS, RIPLEY, AND ZIEGNER CONCUR:
APPROVED:  FEB 12 2003

I hereby certify that the above is a true and correct copy of the Order as approved.


-----------------------------------------
Nancy Manley, Secretary to the Commission

                                STATE OF INDIANA

                      INDIANA UTILITY REGULATORY COMMISSION

PETITION OF INDIANAPOLIS POWER &              )
LIGHT COMPANY, AN INDIANA                     )
CORPORATION, FOR (1) APPROVAL OF ITS          )
2003-2006 FINANCING PROGRAM WHICH             )
INCLUDES THE ISSUANCE OF UP TO                )
$380,650,000 IN AGGREGATE PRINCIPAL           )
AMOUNT OF (1A), FIXED OR VARIABLE RATE        )
SECURED OR UNSECURED LONG-TEM                 )
DEBT IN AN AMOUNT NOT TO EXCEED               )
$370,650,000 IN AGGREGATE PRINCIPAL, AND      )
(1B) CAPITAL LEASE OBLIGATIONS NOT TO         )
EXCEED $10,000,000 IN AGGREGATE               )
PRINCIPAL; (2) TO EXECUTE AND DELIVER         )
ONE OR MORE SUPPLEMENTAL                      )
INDENTURES TO ITS MORTGAGE AND DEED           )
OF TRUST DATED AS OF MAY 1, 1940 AS           )
SUPPLEMENTED AND AMENDED, FOR THE             )
PURPOSE OF CREATING OR SECURING               )
EACH NEW SERIES OF FIRST MORTGAGE             )
BONDS; (3) TO EXECUTE LETTERS OF              )  CAUSE NO. 42292
CREDIT OR OTHER CREDIT FACILITIES             )
DEEMED APPROPRIATE BY PETITIONER TO           )
PROVIDE LIQUIDITY FOR ITS VARIABLE            )
INTEREST RATE OBLIGATIONS AS                  )
PROPOSED TO BE ISSUED HEREIN,                 )
THROUGHOUT THE LIFE OF THE                    )
UNDERLYING OBLIGATION; (4) TO EXECUTE         )  ORDER ON PETITION
AND DELIVER PROMISSORY NOTES AND              )  FOR RECONSIDERATION
OTHER EVIDENCE OF INDEBTEDNESS                )
RELATING TO ISSUANCE OF LONG-TERM             )
DEBT; (5) TO ENTER INTO INTEREST RATE         )
RISK MANAGEMENT TRANSACTIONS IN               )
CONNECTION WITH ITS VARIABLE RATE             )
OBLIGATIONS AS PROPOSED TO BE ISSUED          )
HEREIN, THROUGHOUT THE LIFE OF THE            )  APPROVED:  APRIL 16, 2003
UNDERLYING OBLIGATION(S); AND (6)             )
AUTHORITY TO APPLY THE NET CASH               )
PROCEEDS FROM THE SALE OF SUCH LONG-          )
TERM DEBT AFTER PAYMENT OF EXPENSES           )
INCURRED IN CONNECTION THEREWITH,             )
TO DISCHARGE, REFUND OR REPLACE               )
CERTAIN SERIES OF ITS FIRST MORTGAGE

BONDS OUTSTANDING AND TO REIMBURSE            )
ITS TREASURY, REPAY SHORT TERM                )
BORROWINGS, AND FINANCE ITS                   )
CONSTRUCTION PROGRAM.                         )

BY THE COMMISSION:
DAVID E. ZIEGNER, COMMISSIONER
GREGORY S. COLTON, ADMINISTRATIVE LAW JUDGE

     On February 12, 2003, the Commission issued an order in this Cause (the "Order") approving the financing program of Petitioner Indianapolis Power & Light Company ("IPL" or "Petitioner") for the 2003-2006 period.

     On February 28, 2003, IPL filed its Petition for Reconsideration or, In The Alternative, For Rehearing ("Petition For Reconsideration"). On March 14, 2003, IPL filed its Notice of Appeal pursuant to Ind. Appellate Rule 9(I).

     Being duly advised and having considered the matters set forth in IPL's Petition For Reconsideration, the Commission now finds:

     1. JURISDICTION. In the Order, the Commission found it had jurisdiction over the parties and the subject matter of this Cause. No party has challenged this finding. Petitioner filed a Notice of Appeal on March 14, 2003, and on April 7, 2003 sought a 30-day extension of the deadline for submission of the Clerk's Record, which was granted by the Court of Appeals. The Commission retains jurisdiction at this time to address the Petition for Reconsideration.

     2. RELIEF REQUESTED BY PETITIONER. In its Petition For Reconsideration, IPL seeks the following with respect to the Order:

     (a) Modification of the Order by replacing the dividend "approval process" condition described in the Order with a Dividend Review Process ("DRP") containing an objective criterion acceptable to IPL. IPL proposes that to the extent common stock dividend distributions do not cause IPL's long-term debt capitalization ratio to exceed a specific threshold, the DRP condition will not apply in any manner to require IPL to withhold dividend distributions. To the extent a dividend distribution would result in a long-term debt capitalization ratio greater than the objective criterion, and the Commission initiates a separate, lawfully conducted investigation, the DRP would result in IPL temporarily withholding that portion of the dividend that causes the objective criterion to be exceeded, pending investigation. The DRP also would establish a reasonable time limit for the completion of any investigation the Commission may order.

     (b) Clarification that IPL's financing authority is approved and that no restriction on dividend distributions results from the Order but rather, the Commission is imposing a reporting requirement as a condition of the financing and that any order attempting to limit dividend distributions would result from a separate investigation under I.C. 8-1-2-59.

     (c) Modification of the Order to institute an upfront procedure whereby non-public information submitted to the Commission pursuant to the reporting requirement of the Order would be treated by the Commission as exempt from public disclosure in accordance with 170 IAC 1-1.1-4, I.C. 8-1-2-29, and I.C. 5-14-3-4, until the information has been publicly released.

     (d) Clarification that the dividend reporting and "approval process" condition is only applicable to dividend payments to IPL's common shareholder and not to dividend payments to IPL's preferred shareholders.

     (e) Corrections to statements on page 5 of the Order regarding the amount of IPL's retained earnings and the total shares of preferred stock outstanding as of June 30, 2002.

     With regard to item (b) above, IPL proposed that a long-term debt capitalization ratio in the range of 55% to 60% was reasonable and should be approved. IPL further proposed that a reasonable time limit for completing an investigation of proposed dividends (for that portion of a proposed dividend that would result in a long-term debt capitalization ratio above the approved range) would be sixty days from the date the Commission initiates a proceeding.

     3. POSITION OF THE OUCC. The OUCC made no filing in response to the Petition For Reconsideration.

     4.   COMMISSION FINDINGS.

          A. IPL'S PROPOSED DIVIDEND REVIEW PROCESS. In its Petition For Reconsideration IPL criticized the "dividend approval condition" created by the Order, stating that the condition lacked objective criteria, a reasonable time limit for the completion of any investigation and any triggering mechanisms. To correct these perceived shortcomings, IPL suggested that the Commission instead implement a "Dividend Review Process" with the following details:

     (1) If a report filed by IPL on proposed common stock dividends verifies that, after payment of the proposed dividends, the ratio of IPL's long-term debt to the book value of its total capital structure is not greater than a specified threshold, the proposed dividends will not be subject to any condition other than the provision of the information required by Finding No. 10 of the Order. If the proposed dividends would result in a long-term debt capitalization ratio above the specified threshold, and the Commission initiates an investigation thereof within twenty (20) days of the informational filing, the payment of that portion of the dividend which causes the long-term debt capitalization ratio to exceed the specified threshold would be withheld pending the investigation, provided that the investigation is completed within sixty (60) days.

     (2) If the Commission initiates a proceeding to explore the implications of proposed common stock dividends resulting in a long-term debt capitalization ratio in excess of the specified threshold, the Commission will provide IPL with notice and hearing pursuant to I.C. 8-1-2-59. The Commission also will complete the investigation and issue any order thereon within sixty (60) days from the date the Commission initiates the proceeding. IPL alleged that this sixty (60) day time limit is needed to ensure that the period of time of any withholding of that portion of the dividend which causes the long-term debt capitalization ratio to exceed the specified threshold will be reasonable and to avoid the pancaking of investigations of sequestered dividend payments.

     After considering the proposed Dividend Review Process, the Commission is not persuaded to adopt it. IPL's proposed range of 55% to 60% for a long-term debt capitalization ratio is significantly higher than has previously been experienced by IPL, and appears to surrender to the notion that IPL's capital structure should be no better than is warranted by its current credit rating, which is depressed due to AES's financial condition. IPL also claims that, absent the certainty of an objective criterion establishing a presumptively reasonable capital structure, IPL cannot prudently plan its business and financing activities. The record evidence does not support the reasonableness of IPL's proposed debt capitalization ratio, nor does it support IPL's claim that an objective criterion is necessary.

     B. THE ORDER'S DIVIDEND APPROVAL CONDITION. In its Petition For Reconsideration, IPL requests clarification of the "mechanics" of the dividend approval condition. IPL suggests that the dividend approval condition could be interpreted merely as a requirement that IPL must provide information to the Commission, after which the Commission might then decide to open an investigation into IPL's financial condition pursuant to I.C. 8-1-2-58 and/or
59. To dispel any uncertainty on this point, the Commission now clarifies that the dividend approval condition prohibits IPL from issuing any dividends unless those dividends are either deemed approved or explicitly approved by the Commission.(1) To further clarify, if the Commission initiates a proceeding to explore the implications of a proposed dividend, the Commission finds that IPL should not issue the dividends that are the subject of that proceeding until the proceeding is concluded by a Commission order, and then only if that order approves the proposed dividend.

     IPL suggests that any investigation into the appropriateness of a proposed dividend should be addressed through I.C. 8-1-2-58 and/or 59. Those two statutory provisions are not the basis for the Commission's claimed authority over IPL's dividends and are therefore not applicable to the dividend approval process set forth in the Order. The Order indicates that the Commission's authority to restrict dividends is based on I.C. 8-1-2-80 which states in part, "The commission shall have power to impose such conditions upon a public utility in issuing of securities as it may deem reasonable." In the Order, the Commission determined that the

----------
(1) We grant below IPL's request that the payment of dividends for preferred stock be excepted from the dividend approval condition.

initiation of a proceeding to explore the implications of a proposed dividend was "reasonable" within the meaning of I.C. 8-1-2-80.

     The Commission notes that since the issuance of the February 12, 2003 Order, IPL has twice petitioned for approval of proposed dividends. Without waiving any of the positions taken in its Petition for Reconsideration, IPL provided the financial information required by the Order, and sought Commission approval of first, a preferred dividend to be paid on April 1, 2003, and second, both a common stock dividend to be paid on April 9, 2003 and a preferred dividend to be paid on July 1, 2003. In no instance did the Commission initiate a proceeding to explore the implications of the proposed dividends, and they were all therefore deemed approved after twenty days had elapsed.

     C. CONFIDENTIALITY OF INFORMATION. IPL asserted in the Petition For Reconsideration that much of the information the Order requires IPL to submit before making dividend distributions may not yet have been publicly disclosed at the time the report must be filed. IPL explained that because it is the principal subsidiary of IPALCO, a reporting company, premature release of such material nonpublic information could cause repercussions at the IPALCO and AES levels. IPL stated that this makes it necessary for IPL to seek a protective order to ensure that the Commission treats such information as confidential and protected from public disclosure until such information has been generally made publicly available. IPL expressed its concern that if this confidentiality issue is first raised in a motion for a protective order at the time the report is due, there could be delays in the review of the report and completion of any review proceeding because IPL cannot provide the information to the Commission until at least a preliminary confidentiality determination has been made.

     IPL alleged that public disclosure of proposed dividends prior to public declaration would be inconsistent with the scheme of SEC regulation. IPL also stated that public disclosure of an income statement or balance sheet that had not been previously issued or which did not fall within a quarterly reporting pattern would also be inconsistent with the SEC regulatory scheme. Therefore, IPL opined that there will be a need for confidential treatment with respect to each dividend report, and a mechanism should be established to allow the timely filing of the confidential information. IPL proposed that at the time of filing a report, IPL submit, pursuant to 170 IAC 1-1.1-4(b), a sworn statement as to:
(a) the nature of the information; (b) the reason it is confidential; (c) the efforts taken to maintain its confidentiality; and (d) the date upon which IPL expects the information will become public. IPL requested that the Commission find that future dividend reports so verified by IPL would be confidential and exempt from disclosure under I.C. 8-1-2-29 and I.C. 5-14-3-4, until such time as the information has been publicly released. IPL expressed a willingness to enter into an appropriate nondisclosure agreement with the OUCC which will allow its representatives to immediately review the reports as filed with the Commission.

     The Commission finds that IPL's proposed confidentiality procedure is consistent with federal securities laws and regulations, will expedite consideration of the information and will be efficient for the Commission and the parties. Accordingly, the Commission approves the proposed procedure and authorizes IPL to submit nonpublic financial information in its dividend reports under seal to one of the presiding officers for this Cause. The Commission finds such information is exempt from public disclosure and public access pursuant to I.C. 8-1-2-29 and I.C. 5-14-3-4. IPL is directed to notify the Commission when such information has been publicly released and is no longer confidential.

     D. TREATMENT OF PREFERRED DIVIDENDS. As evidenced in Appendix B of IPL's Petition, IPL currently has outstanding 591,353 shares of preferred stock. In its Petition For Reconsideration, IPL stated that all shares of preferred stock are owned by holders other than IPALCO or AES. IPL stated that the preferred shareholders are entitled to dividends on their preferred stock on a quarterly basis according to the dividend rate fixed for each series of preferred stock which is approximately $800,000 in the aggregate per quarter. IPL stated that as a result, subject to declaration by the Board of Directors, dividends on preferred stock are limited to specified amounts, payable on specified dates, similar to interest payments on debt. IPL stated that preferred shareholders have no right to the residual earnings of the company. IPL requested that the Order be clarified in a manner that makes it clear that the dividend reporting and "approval process" condition concerns only payments of dividends on IPL's common stock, not payments of dividends on IPL's preferred stock. The Commission finds that the requested reconsideration should be granted. Therefore, the reporting requirements of the Order and the need to obtain Commission approval are triggered only with regard to the payment of dividends on common stock, not to payments of dividends on preferred stock.

     E. MISCELLANEOUS CORRECTIONS. On page 5 of the February 12 Order the Commission stated: "[a]t June 30, 2002, the issued and outstanding capital stock was comprised of five separate issues of Cumulative Preferred stock totaling 591,535 SHARES with a par value of $100 per share, 17,206,630 shares of Common Stock without par value, and RETAINED EARNINGS OF AN UNDISCLOSED AMOUNT." [Emphasis added.] IPL stated that this statement is not correct because Appendix B to the Petition, which was admitted in evidence as PETITIONER'S EXHIBIT NO. 1, shows that as of that date IPL's retained earnings were $407,283,000 and IPL had 591,353 shares of cumulative preferred stock outstanding. IPL requested that the Commission correct this finding. Based upon the Petition for Reconsideration and the Commission's review of PETITIONER'S EXHIBIT NO. 1, the Commission finds that the Order should be and hereby is so corrected.

     IT IS THEREFORE ORDERED BY THE INDIANA UTILITY REGULATORY COMMISSION THAT:

     1. IPL's Petition for Reconsideration is granted in part and denied in part, and the Commission's February 12, 2003 Order is clarified, modified and corrected consistent with the findings herein.

     2.   The Order shall be effective on and after the date of its approval.

MCCARTY, HADLEY, RIPLEY AND ZIEGNER CONCUR; LANDIS CONCURRING IN PART AND DISSENTING IN PART:
APPROVED:

I HEREBY CERTIFY THAT THE ABOVE IS TRUE
AND CORRECT COPY OF THE ORDER AS APPROVED.


---------------------------
NANCY E. MANLEY,
SECRETARY TO THE COMMISSION

                                 CAUSE NO. 42292
                      ORDER ON PETITION FOR RECONSIDERATION
                                 APRIL 16, 2003

OPINION OF COMMISSIONER LANDIS, CONCURRING IN PART, DISSENTING IN PART:

1. I support and join in the findings of Finding Paragraph No. 4.A. regarding IPL's proposed Dividend Review Process. In particular, I concur with the majority opinion's finding that the record evidence does not support the reasonableness of Petitioner's proposed range of 55% to 60% for a long-term debt capitalization ratio.

     In testimony, the Public proposed that the Commission should limit IPL's dividends to no more than IPL's earnings for the preceding twelve months. This standard may be too generous. A recent article in a trade journal suggests that dividends as a percent of earnings should, from an investor's perspective, be around 55%. [Public Utilities Fortnightly, "Is It Safe?: Finding the Best Utility Dividends," April 1, 2003].

     I am not persuaded that either of the above specific approaches is necessarily appropriate or prudent.

     Petitioner argues that the Commission's action has resulted in an atmosphere of "....risk and uncertainty created by this lack of clarity..."
which, Petitioner contended, could compromise the proposed and approved Financing Program.

     In a rating action released on April 11, 2003, Moody's Investors Service reports that "IPL plans to take on additional debt as approved by the Indiana Utility Regulatory Commission to partially fund its upcoming capital ependiture program..." [Moody's Investor Service, April 11, 2003, quoted in "Moody's cuts IPALCO Enterprises ratings," Reuters News Service] while no mention is made of concern over the Commission's dividend approval process.

     At the same time, the Commission's concerns regarding upstreaming to the parent are closely parallel to reservations reflected in Moody's statement:
"Moody's notes that large dividend payments from IPALCO have been made to AES Corporation in 2001 and 2002 and a high pay-out from funds available to shareholders after utility operating needs are met is likely to continue. [ibid.]"

     I am concerned that any good-faith attempt by the Commission to set a permissible range for a debt capitalization ratio or for dividends-as-a-percent-of-earnings might automatically be interpreted as a permissible upper boundary, rather than as general guidance, and therefore might be taken as license for IPL to abandon more stringent internal standards.

2. I respectfully dissent from parts of Finding Paragraph No. 4.B. I believe that in some respects the Commission's order would benefit from greater specificity and

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guidance for Petitioner. I find merit in Petitioner's argument that "...the dividend 'approval process' lacks sufficient clarity..." Although the Commission has already allowed IPL to issue two rounds of dividend payments, I do not believe this provides sufficient guidance to enable IPL to act with greater assurance in future quarters. While recognizing the challenges inherent in arriving at some type of equitable, appropriate and productive guideline regarding dividend payments, I support the creation of guidelines for dividends that would be presumed to be reasonable and not subject to Commission disapproval. In addition, I believe Commission Staff can quickly identify and respond in those instances where Petitioner has requested approval of dividends above and beyond what is permitted under the guidelines. When Staff has completed its review process and has no objection to a proposed dividend, I would prefer that the Commission provide some affirmative notification to IPL, as opposed to "letting the clock run" on the twenty-day period.

3. I concur in the Order's findings relating to Confidentiality of Information (Finding Paragraph No. 4.C.), Treatment of Preferred Dividends (Finding Paragraph No. 4.D.) and Miscellaneous Corrections (Finding Paragraph No. 4.E.).